Filed Pursuant to Rule 433

Registration No. 333-132911

PRIVATE OFFERING NOTICE

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Strategic Return Notes®

Linked to the Merrill Lynch Frontier Index

Total Return in USD

due June 2013

(the “Notes”)

US$10 original public offering price per unit

Private Offering Notice

Summary Terms

The Index:

The Merrill Lynch Frontier Index Total Return in USD (Bloomberg Symbol: MLEIFONT) (the “Index”) is intended to track the performance of a market segment that is referred to as the “Frontier Markets”, which includes the most liquid stocks from those markets that can be traded by non-resident institutional investors. For purposes of the Index, a “Frontier Market” is a country with a developing economy and an undeveloped equity market, currently comprising 17 countries across Africa, Asia, Europe and the Middle East. An Index committee will identify companies from the Frontier Markets that meet certain minimum criteria related to market capitalization, liquidity and foreign ownership rules for inclusion in the Index. The composition of the Index is reviewed and subject to rebalancing semi-annually. The Index is calculated on a total return basis in United States dollars. The Index was launched on February 27, 2008 with a base value set to 100 as of February 21, 2008.

The Notes:

•

The Notes are designed for investors who are seeking exposure to the Index, who anticipate that the level of the Index will increase from the starting value to the ending value sufficiently in excess of approximately 8.88% (the sum of the index adjustment factor and sales charge as described in this pricing supplement), who are willing to forego interest payments on the Notes and who are willing to accept a repayment that may be less, and potentially significantly less, than the original public offering price of the Notes.

•

There will be no payments on the Notes prior to the maturity date unless some or all of the Notes are exchanged at an investor’s option for a cash payment beginning at the end of the second year during a specified period in the month of May of 2010, 2011 or 2012 as described in this pricing supplement.

•	There is no principal protection on these Notes and therefore an investor will not receive a minimum amount at maturity or upon exchange.

•	The Notes will be issued with a minimum investment of $10,000 and $10.00 integral multiples in excess thereof.

•	The Notes will not be listed on any securities exchange.

•	The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. and part of a series entitled “Medium-Term Notes, Series C.” The Notes will have the CUSIP No. .

•	The pricing date for the notes is expected to be May , 2008.

•	The settlement date for the notes is expected to be June , 2008.

•	The maturity date for the notes is expected to be June , 2013.

Payment on the maturity date or upon exchange:

•

The amount an investor receives on the maturity date or upon exchange will be based primarily on the direction of and percentage change in the level of the Index. For each $10.00 unit, an investor will receive $9.90 multiplied by the percentage change in the Index from the starting value to the ending value determined shortly before the maturity date or if exchanged, the percentage change in the Index from the starting value to the exchange price determined shortly before the exchange date.

•	The level of the Index will be reduced by an index adjustment factor which accrues at a rate of 1.50% per annum on the daily closing levels of the Index from the starting value to the ending value.

•

The level of the Index must increase by approximately 8.88% (the sum of (i) approximately 1.01% and (ii) the application of the index adjustment factor discussed above) from the starting value of the Index to the ending value of the Index in order for an investor to receive at least the $10.00 original public offering price per unit on the maturity date. If the level of the Index has declined or has not increased sufficiently, an investor will receive less, and possibly significantly less, than the $10.00 original public offering price per unit.

•

An investor may also elect to exchange all or a portion of its Notes during a specified period in the month of May of 2010, 2011 and 2012 by giving notice in the manner described in this pricing supplement. Upon exchange, an investor will receive a cash payment per unit equal to a redemption amount, calculated as if the exchange date were the stated maturity date, except that the ending value will be equal to the exchange price (as defined herein), as reduced by the index adjustment factor discussed above.

Frontier Market Considerations:

•

In addition to typical risks associated with equity market investing, Frontier Market investments can be exposed to additional risks such as high volatility, low transparency and low liquidity as well as other potential risks affecting Frontier Markets, as more fully described in this pricing supplement. As a result, investors in the Notes should have a long-term investment horizon and a high risk tolerance.

The Notes, the subject of the attached offering document (the “Offering Document”), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Notes are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of Merrill Lynch & Co., Inc. (the “Company”).

No Prospectus (as defined in the EU Prospectus Directive) will be prepared in connection with the Notes. Accordingly, the Notes may not be offered to the public in any European Economic Area (“EEA”) member state and any purchaser of the Notes who subsequently sells any of their Notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive as implemented in that member state.

The discussion contained in the Offering Document relating to the tax implications of investing in the Notes is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the United States. Accordingly, investors should consult their local tax advisor before making an investment in the Notes.

PRIVATE OFFERING NOTICE

This Notice and the Offering Document have been provided by the Company for information purposes only. Prospective investors should not treat the contents of this Notice or the Offering Document as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the Notes. Attention is drawn in particular to the risk factors set forth on pages PS-8 to PS-11 and pages S-3 to S-4 of MTN Prospectus Supplement, dated March 31, 2006 included in the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited (“MLIB”), which is authorized and regulated by the Financial Services Authority, with a registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), which is handling the sale of the Notes, has no place of business in the United Kingdom and is not regulated by the Financial Services Authority. Therefore, with respect to any action taken by MLPF&S, the regulatory regime governing an investor’s rights will be different than that of investors’ rights in the United Kingdom, and the United Kingdom rules for the protection of private investors and the United Kingdom Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for United Kingdom investors.

Investors should also note the following:

(a)        The Notes are denominated in United States dollars. Investors that purchase the Notes with a currency other than United States dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

(b)        The price and value of the Notes can fluctuate and may fall against the investor’s interest and an investor may get back less than what he or she invested.

(c)        Investment in the Notes may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Notes and the suitability of purchasing the Notes in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance. In addition to typical risks associated with equity market investing, Frontier Market investments can be exposed to additional risks such as high volatility, low transparency and low liquidity as well as other potential risks affecting Frontier Markets. As a result, investors in the Notes should have a long-term investment horizon and a high risk tolerance. A “Frontier Market” is a country with a developing economy and an undeveloped equity market.

(d)        Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of the Notes.

(e)        MLPF&S or one of its affiliates may be the only market maker, if any, in the Notes.

(f)        A selling concession of 1.5% of the public offering price is included in the terms of the Notes and is payable to MLPF&S and its affiliates. If MLPF&S or its affiliates make a market in the Notes, it may apply a sales charge (i.e., a mark-up or a mark-down, as the case may be, calculated as a percentage of the market value of the Notes), details of which will be disclosed, upon request, to investors buying/selling the Notes from/to MLPF&S or its affiliates in the secondary market.

Circular 230 Legend. Any discussions of United States federal income tax matters contained in the Offering Document (a) were not intended or written to be legal or tax advice to any person and were not intended or written to be used, and cannot be used, by any person for the purpose of avoiding any tax-related penalties that may be imposed on such person, and (b) were written to support the promotion or marketing of the Notes by the Company and MLPF&S. Each person considering an investment in the Notes should seek advice based on its particular circumstances from an independent tax advisor.

Notwithstanding anything to the contrary contained herein, each prospective investor (and each employee, representative, or other agent of each prospective investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Notes and all materials of any kind that are provided to the prospective investor relating to such tax treatment and tax structure (as such terms are defined in Treasury Regulation Section 1.6011-4). This authorization of tax disclosure is retroactively effective to the commencement of discussions between the Company and MLPF&S or their representatives and each prospective investor regarding an investment in the Notes.

The date of this Notice is April 3, 2008.

This Notice supplements the Preliminary Pricing Supplement, dated April 3, 2008,

and the MTN Prospectus Supplement,

General Prospectus Supplement and Prospectus, each dated March 31, 2006.

         ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this preliminary offering notice relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.